UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SMX (Security Matters) PLC (the “Company”) may strategically effect one or more additional reverse stock splits from time to time without further shareholder approval under Ireland law; however, there can be no assurance that the Company will so effect additional reverse stock splits or what the ratio(s) may be for any such reverse stock split(s). The Company’s decision whether or not (and when) to effect additional reverse stock splits (and at what ratio to effect such reverse stock splits) will be based on a number of factors, including market conditions, existing and anticipated trading prices for the Ordinary Shares and the requirements of the Nasdaq Capital Market. The Company has historically effected reverse stock splits when there is downward pressure on the trading price of its Ordinary Shares, typically as a result of the sale into the market of registered Ordinary Shares upon the conversion of outstanding convertible promissory notes or warrants.

General Risk Factor

The Company has effected numerous reverse stock splits and may effect additional reverse stock splits in the future, which has in the past and could in the future have the effect of decreasing the liquidity of our Ordinary Shares and further causing the Company’s stock price to decline relative to its value before the reverse stock split.

The Company reserves the right to, and may, strategically effect one or more additional reverse stock splits from time to time during the remainder of the fiscal year ending December 31, 2026 or beyond, without further shareholder approval under Ireland law; however, there can be no assurance that the Company will so effect additional reverse stock splits or what the ratio(s) may be for any such reverse stock split(s). The Company’s decision whether or not (and when) to effect additional reverse stock splits (and at what ratio to effect such reverse stock splits) will be based on a number of factors, including market conditions, existing and anticipated trading prices for the Ordinary Shares and the requirements of the Nasdaq Capital Market. The Company has historically effected reverse stock splits when there is downward pressure on the trading price of its Ordinary Shares, typically as a result of the sale into the market of registered Ordinary Shares upon the conversion of outstanding convertible promissory notes or warrants.

The liquidity of the Ordinary Shares has in the past, and may in the future, be affected adversely by a reverse stock split given the reduced number of shares that will be outstanding following a reverse stock split, especially if the market price of the Ordinary Shares does not increase as a result of the reverse stock split. Although the Company believes that a higher market price of its Ordinary Shares may help generate greater or broader investor interest, the Company cannot assure you that a reverse stock split will result in a share price that will attract new investors and may instead carry the risk of dampening the overall attractiveness of the Company’s securities. In addition, the Company’s reverse stock splits have increased the number of stockholders who own odd lots (less than 100 shares) of Ordinary Shares, creating the potential for such stockholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

Any future reverse stock split can also cause a decline in the value of the Ordinary Shares relative to its value before the reverse stock split, and the Company can make no assurance that the market price of the Company’s Ordinary Shares will remain at or above the post-split price on the commencement of trading on its effective date, as many times stocks decrease in value after a reverse stock split.

Finally, although the Company does not believe that its reverse stock splits have violated or any further reverse stock splits will violate any particular Nasdaq rules, and the Company further believes that it is in compliance with the Nasdaq listing standards, the Company can give no assurance that the Company’s numerous prior reverse stock splits and potential future reverse stock splits will not result in Nasdaq issuing a deficiency notice or even delisting the Company from the Nasdaq Capital Market, which would have a material adverse effect on our ability to raise capital, the stock price and liquidity of the Ordinary Shares, or the value of the Ordinary Shares held by the Company’s shareholders.”

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos.: 333-288722, 333-290452 and 333-294122) and Form F-3 (Registration Nos.: 333-285132, 333-294606 and 333-293520).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 7, 2026

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chairman of the Board and Chief Executive Officer